Exhibit 99.1

A2Z Cust2Mate Completes Acquisition of In-Store Retail Media Business Hedia

●	Strategic acquisition adds an established retail media business with approximately $20 million in annual revenues, advertiser relationships and campaign execution capabilities to Cust2Mate

TORONTO, ON — October 6, 2026 — A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ), (“A2Z” or “A2Z Cust2Mate” or the “Company”) a global leader in smart retail technology, today announced that it has completed the acquisition of Hedia, a leading Israeli retail media company.

Hedia is an established, profitable and cash-generating retail media business, with FY25 audited revenue of approximately $20 million. Founded in 1988, Hedia provides end-to-end in-store retail media capabilities, combining an established advertiser sales organization with campaign planning and execution, shopper marketing, digital in-store media (digital signage and Electronic Shelf Labels (ESL)), physical retail activations, production and nationwide implementation. Hedia has longstanding relationships with leading Israeli retailers, as well as major international consumer brands, including Unilever, Kimberly-Clark, Procter & Gamble, Nike and Henkel.

The acquisition is a logical expansion for A2Z’s retail media business, combining Cust2Mate’s smart cart technology, digital in-store retail media inventory, shopper journey data, retailer relationships and measurement capabilities with Hedia’s advertiser relationships, sales organization and campaign execution capabilities. The combined business is designed to provide an integrated retail media platform for planning, selling, executing and measuring in-store campaigns.

The combined business is intended to:

●	accelerate the development of A2Z’s retail media solution;
●	expand A2Z’s retail media sales and campaign execution capabilities;
●	monetize A2Z’s retail media inventory through Hedia’s network of leading global advertisers; and
●	create new retail media offerings across smart carts, digital screens, ESLs and in-store activations.

“The acquisition of Hedia is a major advancement in the development of our retail media business,” said Gadi Graus, CEO of A2Z Cust2Mate Solutions Corp. “A2Z has built the technology, smart cart media inventory, shopper journey data and measurement infrastructure. Hedia adds the commercial engine, including advertiser relationships and robust sales capabilities. Together, we can offer a broad, integrated business solution.”

“We view Hedia as more than an addition to our Israeli business. The company provides an operating model that can support the commercialization of Cust2Mate’s retail media solution as we expand into additional markets. Hedia’s experience and established presence will help us hit the ground running as we build a business positioned to participate in the full retail media value chain.”

“After building Hedia and its retail media capabilities over many years, we see A2Z as the right partner for the next stage of the company’s development,” said Ofer Gal, founder and Chairman of Hedia. “The physical store is becoming increasingly digital, and A2Z Cust2Mate provides the technology and platform to connect that digital store with shoppers, brands and retailers. By combining Hedia’s retail media expertise and relationships with A2Z’s technology, platform, and growing smart cart footprint, we can expand what Hedia offers today.”

Following completion of the acquisition, Hedia will continue operating under its existing brand. Meron Gal will continue as CEO of Hedia and lead its Israeli retail media operations, while Ofer Gal will remain Hedia’s Chairman and will continue to be strategically involved in developing future retail media opportunities.

Transaction Terms

At closing, A2Z paid approximately $8.4 million in cash and issued 833,333 A2Z restricted common shares to the sellers, subject to a lockup period of up to 36 months. Approximately $7 million of the cash consideration is expected to be funded by a term loan from a commercial bank, bearing interest at prevailing market rates for comparable commercial bank financings.

The sellers are also eligible to receive up to approximately $6.7 million in additional performance-based cash consideration, subject to achievement of agreed targets for 2027 and 2028.

A2Z expects to service the bank financing primarily from cash flows generated by Hedia. Based on Hedia’s historical financial results, A2Z estimates that Hedia would have contributed annual Adjusted EBITDA(*) of approximately $2.3 million to A2Z.

The common shares issued to the sellers have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Additional information

Additional information regarding the acquisition and A2Z’s retail media strategy is available in the investor presentation posted on the Investors section of the Company’s website.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) is transforming in-store retail through a connected in-store commerce platform that brings together shopper engagement, retail media, data and in-store intelligence.

At the center of A2Z Cust2Mate’s connected in-store commerce platform is its AI-powered Smart Cart, which creates a continuous digital connection with shoppers throughout the in-store journey. The platform enhances and simplifies shopping, enables retailers and brands to engage shoppers, delivers targeted retail media and offers at the point of decision, and captures real-time data and intelligence on in-store shopper behavior.

Retail media is a growing part of A2Z Cust2Mate’s business, building on its digital in-store touchpoints, media inventory, shopper journey data and measurement capabilities. A2Z Cust2Mate brings together technology, data and commercial capabilities to create new ways for retailers and brands to engage shoppers, monetize the physical store and measure impact closer to the point of purchase.

A2Z Cust2Mate combines advanced software, AI, computer vision and purpose-built hardware in a modular platform designed for enterprise-scale deployment and chain-wide operations. The company works with retailers, brands and partners across multiple markets to bring connected, data-driven personalized experiences to physical stores and create new opportunities for revenue growth, retail media monetization, operational efficiency and loss mitigation.

For more information on A2Z Cust2Mate Solutions Corp. please visit: www.cust2mate.com.

Forward-Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will” and similar expressions identify such forward-looking statements. Forward-looking statements in this press release include statements regarding the expected benefits of the acquisition of Hedia, the development of A2Z’s retail media platform, new retail media offerings, expansion into additional markets, the estimated Adjusted EBITDA contribution of Hedia, the potential payment of performance-based consideration, and the expected servicing of the bank financing. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with the market for the Company’s products, customer orders and deployment schedules, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC. Risks and uncertainties also include those related to the acquisition of Hedia, including A2Z’s ability to integrate Hedia’s operations, retain key personnel and advertiser and retailer relationships, realize anticipated benefits and sales opportunities, achieve the revenue targets underlying the performance-based consideration, enter into the bank financing on the terms described herein or at all, and comply with the terms of the bank financing. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(*) Non-GAAP Financial Measure

This press release includes Adjusted EBITDA for Hedia, a non-GAAP financial measure. EBITDA is calculated as net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA further adjusted to exclude non-market related expenses, consisting of the normalization of management compensation to estimated arm’s length market rates and of related party rent. Management believes Adjusted EBITDA provides useful information regarding the underlying operating performance of Hedia. Adjusted EBITDA should not be considered as an alternative to net income or other financial measures prepared in accordance with IFRS Accounting Standards, the Company’s accounting standards, and may not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of Hedia’s net profit for the year ended December 31, 2025 to Adjusted EBITDA:

In thousands of US Dollars
Net profit	$3
Taxes	134
Amortization	1,213
Depreciation	325
Interest	37
Non market related expenses (1)	564
Adjusted EBITDA	$2,276

(1)	Management compensation estimated at arm’s length market rates and related party rent normalization

Corporate Contact Information

John Gildea
VP Corporate Communication
John@a2zas.com
+353 86 8238177

David Gold & Lynn Morgen, AdvisIRy Partners
David.Gold@advisiry.com
Lynn.Morgen@advisiry.com
+1-212-750-5800

SOURCE: A2Z Cust2Mate Solutions Corp.